                           AXIM International, Inc.
18 E 50th St 5th Floor
New York, NY 10022

June 30, 2014

Era Anagnosti
SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549

Re:          AXIM International, Inc. (the “Company”)
Preliminary Information Statement on Schedule PRE 14C
Filed June 16, 2014
File No. 000-54296

Dear Ms. Anagnosti:

Please allow this to respond to your letter dated June 26, 2014, regarding the above referenced Company.

General

1. We note your responses to comments three and four in our letter dated June 5, 2014.  With a view towards disclosure, please tell us how you were able to “cancel” the filing of the certificate of amendment.  In this regard we note that the Nevada Secretary of State’s website indicates that the company has an authorized capital of 300 million shares of common stock, which represents the amended number of authorized shares of common stock.  Furthermore, please explain to us why the preliminary information statement was mailed to the shareholders prior to the filing of the definitive.  We may have additional comments following review of your response.

Response:  Please be advised that the Company filed a Certificate of Correction with the Nevada Secretary of State on June 5, 2014.  The Certification of Correction canceled the Certificate of Amendment in its entirety.  However, the Secretary of State did not update its website to reflect the cancelation as to the number of authorized shares and this was corrected by the Secretary of State on June 27, 2014.  The preliminary information statement was mailed to the shareholders as a result of clerical error.  The Company intends to mail the definitive information statement to the shareholders when finalized.

We hope that the foregoing has been responsive to your request.  Should you have any comments or questions, please do not hesitate to contact the undersigned.

AXIM International, Inc.

/s/	/s/ Dr. George E. Anastassov
By:	Dr. George E. Anastassov
Its:	Chief Executive Officer